CUSIP No. 55268N100	13D	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MDSI Mobile Data Solutions Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

55268N100

(CUSIP Number)

Erik Dysthe c/o MDSI Mobile Data Solutions Inc. 10271 Shellbridge Way Richmond, British Columbia Canada V6X 2W8 (206) 207-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2001

(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

CUSIP No. 55268N100	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Erik Dysthe

2	Check The Appropriate Box If A Member Of A Group (a) (b)

3	SEC Use Only

4	Source of Funds
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	7	Sole Voting Power
Number of		445,144

Shares	8	Shared Voting Power
Beneficially

Owned By	9	Sole Dispositive Power
Each		445,144

Reporting	10	Shared Dispositive Power
Person With

11	Aggregate Amount Beneficially Owned By Each Reporting Person
445,144

12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares [ ]

13	Percent Of Class Represented By Amount In Row (11)
5.0%

14	Type Of Reporting Person
IN

CUSIP No. 55268N100	13G	Page 3 of 5 Pages

Item 1.	Security and Issuer.

(a)	Title and class of equity securities: Common Shares, no par value.

(b)	Name and address of the principal executive offices of the issuer: MDSI Mobile Data Solutions Inc., 10271 Shellbridge Way, Richmond, British Columbia, Canada V6X 2W8.

Item 2.	Identity and Background.

(a)	Name of filing person: Erik Dysthe.

(b)	Residence or business address: 10271 Shellbridge Way, Richmond, British Columbia, Canada V6X 2W8.

(c)	President principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman and Chief Executive Officer, MDSI Mobile Data Solutions Inc., 10271 Shellbridge Way, Richmond, British Columbia, Canada V6X 2W8.

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which the reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

(a)	Source of funds: Personal funds.

(b)	Amount of funds: Open market purchases were made on May 2, 2001 and May 4, 2001 on the Toronto Stock Exchange for an aggregate of $133,043.00 in Canadian dollars. Open market purchases were made on May 4, 2001 on the Nasdaq National Market for an aggregate of $51,743.50 in U.S. dollars.

Item 4.	Purpose of Transaction.

Investment purposes.

CUSIP No. 55268N100	13G	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	Aggregate number and percentage of class beneficially owned: 445,144 shares, or 5.0% of the class, of which 70,250 shares are subject to stock options exercisable within 60 days after the date of filing of this report.

(b)	The reporting person has sole voting and investment power with respect to the 445,144 shares.

(c)	Transactions effected within 60 days prior to May 4, 2001 or since May 4, 2001:

Date	Number of Shares	Price Per Share	Where/How Effected
March 20, 2001	–10,000	–	Expiration of stock options granted on March 20, 1996
March 19, 2001	10,000	–	Grant of fully vested stock options exercisable at Cdn$8.40 per share until March 19, 2006
May 2, 2001	15,000	Cdn$8.15	Open market purchase on the Toronto Stock Exchange
May 4, 2001	500	Cdn$8.37	Open market purchase on the Toronto Stock Exchange
May 4, 2001	800	Cdn$8.26	Open market purchase on the Toronto Stock Exchange
May 4, 2001	4,500	Cdn$5.443	Open market purchase on the Nasdaq National Market
May 4, 2001	5,000	Cdn$5.45	Open market purchase on the Nasdaq National Market
21st day of each month	125 per month	–	Vesting of stock options exercisable at Cdn$40.00 per share until June 21, 2005. Options will be fully vested on June 21, 2002.
(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The reporting person is a party to an employment agreement with the issuer dated March 26, 2001. The reporting person currently has the following options granted pursuant to the issuer's stock option plans:

Date of Option Grant	Number of Shares	Exercise Price Per Share	Option Plan	Portion Vested	Expiration Date
December 1, 1997	7,500	Cdn$23.00	MDSI Stock Option Plan	Fully vested	December 1, 2002
September 17, 1998	50,000	Cdn$15.50	MDSI Stock Option Plan	Fully vested	September 17, 2003
June 21, 2000	3,000	Cdn$40.00	MDSI Stock Option Plan	See Item 5(c)	June 21, 2005
March 19, 2001	10,000	Cdn$8.40	MDSI Stock Option Plan	Fully vested	March 19, 2006

Item 7.	Materials to be Filed as Exhibits.
1.	Employment agreement dated March 26, 2001 between the reporting person and the issuer.(1)

(1)	Previously filed as an exhibit to the issuer's Form 10-Q for the quarterly period ended June 30, 2001.

CUSIP No. 55268N100	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated as of February 14, 2002

/s/ Erik Dysthe
Erik Dysthe